Exhibit 1

FOR IMMEDIATE RELEASE	14 August 2017

WPP PLC (“WPP”)

Grey acquires full-service digital agency hug digital in Dubai

WPP announces that its wholly-owned operating company Grey, the global marketing communications agency, has acquired a majority stake in hug digital (“hug”) in Dubai. hug is a leading Middle East-based digital agency that provides services including campaigns, social media, research, content marketing and influencer marketing. Clients include international, regional and local brands such as Americana, Al-Futtaim automotive group, Dubai Tourism and Shell.

hug’s revenues for the year ended 31 December 2016 were approximately AED19 million, with gross assets of approximately AED7.4 million as at the same date. In addition to its Dubai headquarters, hug has offices in Egypt and India. In total the agency employs around 145 people.

This acquisition continues WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital marketing and media. In the MENA region, WPP companies, including associates, generate revenues of over US$400 million and employ nearly 4,000 people. WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years.

Contact:

Feona McEwan, WPP London	+44(0) 207 408 2204
Chris Wade, WPP London